FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 12, 2009 regarding consolidated financial results for fiscal 2008

2.	Press release dated May 12, 2009 regarding reduction of capital reserve and earned surplus reserve

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 14, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces Consolidated Financial Results for Fiscal 2008

Tokyo, May 12, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2008, ended March 31, 2009.

Notes:	1.	All figures, except for the outlook for fiscal 2009, were converted at the rate of 98 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2009.
	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
1. Revenues	11,226,735	10,000,369	89	102,045
2. Operating income	345,516	127,146	37	1,297
3. Income (loss) before income taxes and minority interests	324,782	(289,871)	—	(2,958)
4. Income (loss) before minority interests	52,619	(795,120)	—	(8,113)
5. Net income (loss)	(58,125)	(787,337)	—	(8,034)
6. Net income (loss) per share
Basic	(17.48)	(236.86)	—	(2.42)
Diluted	(17.77)	(236.87)	—	(2.42)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(175)	(2,369)	—	(24.17)
Diluted	(178)	(2,369)	—	(24.17)

Notes:	1.	The Company's consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 943 consolidated subsidiaries, including Variable Interest Entities, and 166 equity-method affiliates.

1. Business Results and Financial Position

1-1. Summary of Fiscal 2008 Consolidated Business Results

(1) Business Results

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	10,000.3	(11%)	102,045
Operating income	127.1	(63%)	1,297
Loss before income taxes and minority interests	(289.8)	—	(2,958)
Loss before minority interests	(795.1)	—	(8,113)
Net loss	(787.3)	—	(8,034)

During fiscal 2008, ended March 31, 2009, the global economy saw the U.S. subprime loan problem escalate into a worldwide financial crisis, triggered by the collapse of Lehman Brothers on September 15, 2008. Furthermore, turmoil in financial markets spread to the real economy and industrialized nations experienced rapid economic downturns.

The Chinese and emerging economies generally posted strong growth in comparison to industrialized nations. However, the impact of the economic downturns in industrialized nations led to slower economic growth in China and emerging economies.

Japan, meanwhile, witnessed a rapid economic downturn due to a sharp fall in demand, the result mainly of lower exports and curbs on capital investment amid the turmoil in financial markets and of corporate earnings declined.

Hitachi’s consolidated revenues were 10,000.3 billion yen, down 11% year over year. Revenues declined in all segments, but especially in the Power & Industrial Systems, the Digital Media & Consumer Products, and the High Functional Materials & Components segments, in tandem with rapidly falling demand for automobiles, semiconductors, industrial equipment and other products from November 2008 onward.

Overseas revenues dropped 13% year over year, to 4,138.9 billion yen as falling worldwide demand took its toll.

Hitachi posted consolidated operating income of 127.1 billion yen, a decrease of 63% year over year. While the Information & Telecommunication Systems segment recorded sharply higher earnings and the Digital Media & Consumer Products segment saw narrower loss, the Power & Industrial Systems and the High Functional Materials & Components segments saw earnings decline sharply as revenues dropped.

Hitachi posted net other deductions of 417.0 billion yen, 396.2 billion yen worse year over year. This chiefly reflected net equity in losses of affiliated companies due to worsening performances at semiconductor-related and certain other affiliates; expenses related to business restructuring, including impairment losses relating to fixed assets, due to a prolonged downturn in demand; exchange losses resulting from the yen’s appreciation; and write-downs of securities due to the share market crash.

As a result, Hitachi posted a loss before income taxes and minority interests of 289.8 billion yen, 614.6 billion yen worse year over year.

Income taxes increased 233.0 billion yen year over year, to 505.2 billion yen mainly due to the complete write-off of deferred tax assets at companies subject to consolidated taxation, including the Company, after the Company decided that there were no prospects for a significant recovery in economic conditions in fiscal 2009. This write-off was made to address the risk of higher income tax expenses in the future.

As a result, Hitachi posted a loss before minority interests of 795.1 billion yen, 847.7 billion yen worse year over year. After minority interests of minus 7.7 billion yen, Hitachi reported a net loss of 787.3 billion yen, 729.2 billion yen worse than the fiscal 2007 result.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,594.4	(6%)	26,474
Operating income	176.6	52%	1,802

This segment recorded revenues of 2,594.4 billion yen, down 6% year over year. Revenues in software and services were lower, reflecting lower software revenues as well as a decline in services. Hardware revenues declined year over year, as lower storage revenues due to the impact of foreign currency exchange rate fluctuations negated higher sales of telecommunications networks.

Segment operating income increased 52% year over year, to 176.6 billion yen. Earnings in software and services rose year over year due to higher earnings in services, resulting primarily from stronger project management initiatives. Hardware saw earnings rise year over year. One reason was returning to profitability in HDD operations, reflecting the benefits of cost reductions and new products. Higher earnings from telecommunications networks also contributed to the overall hardware earnings.

Note:	The HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2009 include the operating results of Hitachi GST for the period from January through December 2008.

[Electronic Devices]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,151.0	(11%)	11,746
Operating income	27.3	(49%)	279

Electronic Devices revenues were 1,151.0 billion yen, down 11% year over year. In addition to lower revenues at Hitachi High-Technologies Corporation, mainly in inspection and analysis equipment for Asian markets, the overall decline in revenues reflected lower sales of displays due to the impact of a sharp downturn in demand from November 2008, as well as the sale of a semiconductor manufacturing subsidiary overseas.

Segment operating income dropped 49%, to 27.3 billion yen, due to substantially lower earnings at Hitachi High-Technologies because of lower sales.

[Power & Industrial Systems]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	3,310.5	(7%)	33,781
Operating income	24.2	(82%)	247

Power & Industrial Systems revenues declined 7%, to 3,310.5 billion yen, despite increased revenues in the power systems business due to higher sales of thermal power plant equipment to overseas markets and nuclear power plant equipment in Japan, as well as firm sales growth in railway vehicles and systems, and elevators and escalators. The overall decline in the segment revenues was the result of sharply lower sales in the automotive systems business and at Hitachi Construction Machinery Co., Ltd. as demand dropped worldwide for automobiles and construction machinery.

The segment saw operating income drop 82% year over year, to 24.2 billion yen. This result reflected sharply lower sales in the automotive systems business and at Hitachi Construction Machinery, as well as the impact of the yen’s dramatic appreciation. On the other hand, earnings improved in the power systems business and at Hitachi Plant Technologies, Ltd. on account of improved project management, fewer unprofitable projects and other factors.

[Digital Media & Consumer Products]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,261.5	(16%)	12,872
Operating loss	(105.5)	—	(1,077)

Digital Media & Consumer Products revenues declined 16%, to 1,261.5 billion yen. The lower overall segment revenues reflected the impact of the reduction of sales volumes of flat-panel TVs overseas as part of business structural reforms, as well as lower sales of optical disk drives and other digital media products and room air-conditioners due to a sudden drop-off in demand from October 2008.

The segment posted an operating loss of 105.5 billion yen, a 4.3 billion yen improvement year over year. This was the result of progress made improving the strength of the flat-panel TV business through business structural reform initiatives, which included procuring plasma panels from outside the Hitachi Group and reducing overseas sales channels. Sales and sales prices decreased, however.

Note:	The Optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2009 include the operating results of HLDS for the period from January through December 2008.

[High Functional Materials & Components]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,556.8	(17%)	15,887
Operating income	27.7	(80%)	283

High Functional Materials & Components revenues were 1,556.8 billion yen, down 17% year over year. This decline mainly reflected a large drop in sales of products for the automotive components- and semiconductor-related businesses at Hitachi Metals, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. due to drop worldwide demand for automobiles and electronic products. The sale of a subsidiary at Hitachi Chemical also had an impact on overall revenues.

The segment reported operating income of 27.7 billion yen, down 80% year over year, due to sharply lower revenues, and inventory write-downs at Hitachi Cable because of falling copper prices.

[Logistics, Services & Others]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,089.9	(14%)	11,122
Operating income	23.0	(17%)	235

Logistics, Services & Others revenues declined 14% year over year, to 1,089.9 billion yen. Although Hitachi Transport System, Ltd. recorded higher revenues, primarily from new projects in the third-party logistics solutions business, overseas sales subsidiaries experienced lower sales.

Segment operating income declined 17%, to 23.0 billion yen because of decreased revenues and other factors.

[Financial Services]

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	412.0	(7%)	4,204
Operating income	10.2	(60%)	104

Segment revenues were 412.0 billion yen, 7% lower year over year, primarily due to lower revenues at Hitachi Capital Corporation, which saw falling demand for leases amid declining capital investment. Falling consumer spending also affected Hitachi Capital’s performance.

Segment operating income dropped 60%, to 10.2 billion yen, mainly due to lower lease transaction volumes and an increased bad debt expense at Hitachi Capital.

(3) Revenues by Market

	Year ended March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	5,861.4	(10%)	59,811
Outside Japan	4,138.9	(13%)	42,234
Asia	1,911.2	(12%)	19,503
North America	899.5	(12%)	9,179
Europe	904.4	(16%)	9,229
Other Areas	423.6	(11%)	4,323

Revenues in Japan were 5,861.4 billion yen, down 10% year over year.

Overseas revenues declined 13%, to 4,138.9 billion yen, mainly due to falling demand worldwide. As a result, the ratio of overseas revenues to consolidated revenues declined 1 percentage point, to 41%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 17% year over year, to 424.0 billion yen. While Hitachi concentrated investments mainly on manufacturing equipment in the Power & Industrial Systems and the High Functional Materials & Components segments, the decrease reflected the stricter selection of investments.

Depreciation, excluding leasing assets, decreased 6%, to 392.2 billion yen, due mainly to stricter selection of capital investments.

R&D expenditures declined 3%, to 416.5 billion yen, due to the stricter selection of development investment, although Hitachi stepped up development efforts mainly in the Information & Telecommunication Systems and the Power & Industrial Systems segments. R&D expenditures corresponded to 4.2% of consolidated revenues.

(5) Outlook for Fiscal 2009

	Year ending March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	8,900.0	(11%)	93,684
Operating income	30.0	(76%)	316
Loss before income taxes and minority interests	(170.0)	—	(1,789)
Loss before minority interests	(260.0)	—	(2,737)
Net loss	(270.0)	—	(2,842)

In terms of the overall business environment, the Chinese economy is expected to achieve comparatively high growth due to the benefits of the government’s aggressive economic stimulus measures. The global economy as a whole, however, is not expected to see a full-fledged recovery until 2010 at the earliest. The global economic outlook is being shaped by concerns about the U.S. and other industrialized nations slipping into negative economic growth, and about slowing economic growth in emerging economies and the yen’s appreciation. Financial markets also remain volatile in the wake of the collapse of Lehman Brothers.

Due to these economic conditions, at present Hitachi is forecasting the results shown above for fiscal 2009, the year ending March 31, 2010.

Hitachi will focus more than ever on the Social Innovation Business in order to build a more stable earnings base. The Company will concentrate on three key areas—fusing information and telecommunication systems and power and industrial systems; transforming into a truly global company; and expanding environmental businesses—capitalizing fully on the Hitachi Group’s business base built up over the years.

Projections for fiscal 2009 assume an exchange rate of 95 yen to the U.S. dollar and 125 yen to the euro.

1-2. Financial Position

(1) Financial Position

	As of March 31, 2009
	Billions of yen	Change from March 31, 2008	Millions of U.S. dollars
Total assets	9,403.7	(1,127.1)	95,956
Total liabilities	7,224.3	6.6	73,718
Interest-bearing debt	2,820.1	288.6	28,777
Net interest-bearing debt	2,003.5	94.2	20,444
Minority interests	1,129.4	(13.1)	11,525
Stockholders’ equity	1,049.9	(1,120.6)	10,714
Stockholders’ equity ratio	11.2%	9.4 point decrease	—
D/E ratio (including minority interests)	1.29 times	0.53 point deterioration	—
Net D/E ratio (including minority interests)	0.92 times	0.34 point deterioration	—

Total assets as of March 31, 2009 were 9,403.7 billion yen, a decrease of 1,127.1 billion yen from March 31, 2008, the result of efforts to reduce operating assets to improve cash flows and improve the quality of assets through business structural reforms. Interest-bearing debt increased 288.6 billion yen, to 2,820.1 billion yen as the Company increased cash on hand in response to the financial system crisis; net interest-bearing debt (after offsetting cash on hand) increased 94.2 billion yen. Stockholders’ equity decreased 1,120.6 billion yen, to 1,049.9 billion yen due to a decrease in retained earnings and an increase in accumulated other comprehensive loss as a result of the rapid deterioration in financial markets and the stronger yen. As a result, the stockholders’ equity ratio declined 9.4 points to 11.2% from March 31, 2008. The debt-to-equity ratio (including minority interests) was 1.29, 0.53 point worse than March 31, 2008.

(2) Cash Flows

	Year ended March 31, 2009
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	558.9	(232.8)	5,704
Cash flows from investing activities	(550.0)	87.6	(5,612)
Free cash flows	8.9	(145.2)	91
Cash flows from financing activities	284.3	469.9	2,902

Operating activities provided net cash of 558.9 billion yen, 232.8 billion yen less year over year. Despite the substantially wider net loss, cash was provided by progress in quickly collecting accounts receivable and reducing inventories, among other measures.

Investing activities used net cash of 550.0 billion yen, 87.6 billion yen less year over year. This reflected the stricter selection of investments, including property, plant and equipment and share purchases.

Free cash flows, the sum of cash flows from operating and investing activities, were 8.9 billion yen.

Financing activities provided net cash of 284.3 billion yen, an increase of 469.9 billion yen year over year, because of an increase in short-term debt mainly resulting from the issuance of commercial paper to increase cash on hand in response to the financial system crisis.

The net result of the above items was an increase of 246.9 billion yen in cash and cash equivalents, to 807.9 billion yen.

(3) Trends in Cash Flow Indexes

	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009
Stockholders’ equity ratio (%)	22.9	20.6	11.2
Equity ratio based on market value (%)	28.6	18.7	9.4
Cash flow to interest-bearing debt ratio	4.4	3.2	5.0
Interest coverage ratio (times)	16.3	18.7	16.5

(a)	Stockholder’s equity ratio: Shareholders’ equity / Total assets
(b)	Equity ratio based on market value: Market capitalization / Total assets
(c)	Cash flow to interest-bearing debt ratio: Interest-bearing debt / Cash flows from operating activities
(d)	Interest coverage ratio: Cash flows from operating activities / Interest charges

Note:	Market capitalization is computed based on the number of issued shares, excluding treasury stock.

1-3. Basic Policy on the Distribution of Earnings and Fiscal 2008 and 2009 Dividends

Hitachi views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of Hitachi is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye on ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including Hitachi’s financial condition, results of operations and dividend payout ratio.

Hitachi believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by Hitachi after considering its future capital requirement under its business plans, market conditions and other relevant factors.

Based on the above policies, Hitachi declared a dividend of 3 yen per share for fiscal 2008. The dividend for fiscal 2009 is still undecided.

1-4. Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group utilizes highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intensifying competition; supply and demand balance; the procurement of raw materials and components; the ability to implement mergers and acquisitions and to form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; natural disasters and similar events; information security; governmental regulations; trends in capital markets; and retirement benefit liabilities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

2. Management Policy

(1) Basic Management Policy

Amid intensifying competition in world markets, the Hitachi Group has been expanding its business through development of Hitachi and its related companies (subsidiaries and affiliated companies). Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

(2) Medium-and-Long-term Management Strategy

Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, in order to build a more stable earnings base. The Company will concentrate on three key areas—fusing information and telecommunication systems and power and industrial systems; transforming into a truly global company; and expanding environmental businesses—capitalizing fully on the Hitachi Group’s business base built up over the years.

(3) Problems Facing Hitachi Group

Hitachi is presently implementing far-reaching structural reforms, including the following measures, in light of the current harsh business environment and its operating performance.

•	Hitachi is working to expand orders through a rigorous market-driven approach and by strengthening its sales capabilities.

•	Hitachi aims to establish a stable earnings structure by reinforcing both its promotion system for large overseas projects and its risk management.

•

Hitachi plans to improve its operations by exiting unprofitable businesses and withdrawing products with no hope for earnings improvement, integrating and closing bases in Japan and overseas, and rightsizing its workforce.

•

Hitachi will vigorously cut costs in various ways, including strengthening MONOZUKURI (manufacturing) capabilities, fostering greater collaboration between design and procurement divisions and using IT to better share information. Furthermore, by strictly selecting capital expenditures, reducing inventories, and quickly collecting accounts receivables, Hitachi intends to secure its cash flows.

By meeting demand for social infrastructure and information infrastructure building, which are expected to see growth over the medium term worldwide, with its cutting-edge technologies, Hitachi will improve earnings and drive growth going forward. The Company will make full efforts to execute the following strategies in this vein.

•

Seeing its mission as contributing to the preservation of the natural environment through technology, Hitachi aims to grow environmental businesses, focusing on fields such as nuclear power generation and renewable energies like wind and solar power, all of which emit extremely low levels of carbon dioxide.

•

Hitachi will draw on its information and communications and its social infrastructure building technologies not only to strengthen existing businesses, but to also develop globally businesses that fuse the two types of technology such as systems for efficiently managing and supplying energy.

•	Hitachi aims to develop new businesses by strengthening the Hitachi Group’s distinctive key devices, including motors, inverters, and lithium-ion batteries.

•	Hitachi will rigidly adhere to manufacturing principles that yield high quality in order to provide customers with the world’s safest and most reliable products.

•

Hitachi will reaffirm the importance of living up to the trust placed in it by customers and society and reemphasize the importance of sticking to the straight and narrow, so as to eliminate any improper business practices and engender even greater trust in the Hitachi brand.

Consolidated Statements of Operations

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
Revenues	11,226,735	10,000,369	89	102,045
Cost of sales	8,777,657	7,816,180	89	79,757
Selling, general and administrative expenses	2,103,562	2,057,043	98	20,990
Operating income	345,516	127,146	37	1,297
Other income	165,133	33,284	20	340
(Interest and dividends)	37,532	27,721	74	283
(Other)	127,601	5,563	4	57
Other deductions	185,867	450,301	242	4,595
(Interest charges)	42,448	33,809	80	345
(Other)	143,419	416,492	290	4,250
Income (loss) before income taxes and minority interests	324,782	(289,871)	—	(2,958)
Income taxes	272,163	505,249	186	5,156
Income (loss) before minority interests	52,619	(795,120)	—	(8,113)
Minority interests	110,744	(7,783)	—	(79)
Net income (loss)	(58,125)	(787,337)	—	(8,034)

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2008 (A)	As of March 31, 2009 (B)	(B)-(A)	As of March 31, 2009
Assets	10,530,847	9,403,709	(1,127,138)	95,956
Current assets	5,401,755	5,065,399	(336,356)	51,688
Cash and cash equivalents	560,960	807,926	246,966	8,244
Short-term investments	61,289	8,654	(52,635)	88
Trade receivables
Notes	163,962	105,218	(58,744)	1,074
Accounts	2,365,823	2,028,060	(337,763)	20,694
Investments in leases	136,119	170,340	34,221	1,738
Inventories	1,441,024	1,456,271	15,247	14,860
Other current assets	672,578	488,930	(183,648)	4,989
Investments and advances	1,042,657	693,487	(349,170)	7,076
Property, plant and equipment	2,653,918	2,393,946	(259,972)	24,428
Other assets	1,432,517	1,250,877	(181,640)	12,764

Liabilities, Minority interests and Stockholders’ equity	10,530,847	9,403,709	(1,127,138)	95,956
Current liabilities	4,752,899	4,621,904	(130,995)	47,162
Short-term debt and current portion of long-term debt	1,109,899	1,530,457	420,558	15,617
Trade payables
Notes	66,265	39,811	(26,454)	406
Accounts	1,601,413	1,138,770	(462,643)	11,620
Advances received	412,642	386,519	(26,123)	3,944
Other current liabilities	1,562,680	1,526,347	(36,333)	15,575
Noncurrent liabilities	2,464,828	2,602,453	137,625	26,556
Long-term debt	1,421,607	1,289,652	(131,955)	13,160
Retirement and severance benefits	822,440	1,049,597	227,157	10,710
Other liabilities	220,781	263,204	42,423	2,686
Minority interests	1,142,508	1,129,401	(13,107)	11,525
Stockholders’ equity	2,170,612	1,049,951	(1,120,661)	10,714
Common stock	282,033	282,033	0	2,878
Capital surplus	555,410	560,066	4,656	5,715
Legal reserve and retained earnings	1,626,497	820,440	(806,057)	8,372
Accumulated other comprehensive loss	(267,198)	(586,351)	(319,153)	(5,983)
(Foreign currency translation adjustments)	(69,222)	(179,737)	(110,515)	(1,834)
(Pension liability adjustments)	(221,007)	(405,082)	(184,075)	(4,133)
(Net unrealized holding gain on available-for-sale securities)	22,581	12	(22,569)	0
(Cash flow hedges)	450	(1,544)	(1,994)	(16)
Treasury stock	(26,130)	(26,237)	(107)	(268)

Consolidated Statements of Stockholders’ Equity

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2008	2009	2009
Common stock
Balance at beginning of year	282,033	282,033	2,878

Balance at end of year	282,033	282,033	2,878

Capital surplus
Balance at beginning of year	560,796	555,410	5,667

Gain (loss) on sales of treasury	71	(187)	(2)
Increase (decrease) arising from equity transaction, net transfer of minority interests, and other	(5,457)	4,843	49

Balance at end of year	555,410	560,066	5,715

Retained earnings
Balance at beginning of year	1,713,757	1,626,497	16,597

Net income (loss)	(58,125)	(787,337)	(8,034)
Cash dividends	(19,949)	(19,944)	(204)
Increase (decrease) arising from equity transaction, net transfer of minority interests, and other	(9,186)	1,224	12

Balance at end of year	1,626,497	820,440	8,372

Accumulated other comprehensive loss
Balance at beginning of year	(88,450)	(267,198)	(2,727)

Current-period change	(178,748)	(319,153)	(3,257)

Balance at end of year	(267,198)	(586,351)	(5,983)

Treasury stock
Balance at beginning of year	(25,339)	(26,130)	(267)

Current-period change	(791)	(107)	(1)

Balance at end of year	(26,130)	(26,237)	(268)

Total stockholders’ equity	2,170,612	1,049,951	10,714

Consolidated Statements of Cash Flows

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2008	2009	2009
Cash flows from operating activities
Net income (loss)	(58,125)	(787,337)	(8,034)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	541,470	478,759	4,885
Deferred income taxes	84,587	403,968	4,122
Loss on disposal of rental assets and other property	13,424	24,483	250
Decrease in receivables	47,843	342,008	3,490
Increase in inventories	(107,546)	(57,206)	(584)
Increase (decrease) in payables	42,453	(359,230)	(3,666)
Other	227,731	513,502	5,240

Net cash provided by operating activities	791,837	558,947	5,704

Cash flows from investing activities
(Increase) decrease in short-term investments	(25,437)	50,811	518
Capital expenditures	(474,344)	(422,109)	(4,307)
Purchase of rental assets, net	(339,756)	(273,913)	(2,795)
Purchase of investments and subsidiaries’ common stock, net	(93,127)	1,623	17
Collection of investments in leases	311,321	234,984	2,398
Other	(16,275)	(141,404)	(1,443)

Net cash used in investing activities	(637,618)	(550,008)	(5,612)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	(176,897)	340,690	3,476
Dividends paid to stockholders	(19,889)	(19,826)	(202)
Dividends paid to minority stockholders of subsidiaries	(25,787)	(28,406)	(290)
Other	37,017	(8,070)	(82)

Net cash provided by (used in) financing activities	(185,556)	284,388	2,902

Effect of exchange rate changes on cash and cash equivalents	(25,569)	(46,361)	(473)

Net increase (decrease) in cash and cash equivalents	(56,906)	246,966	2,520
Cash and cash equivalents at beginning of year	617,866	560,960	5,724

Cash and cash equivalents at end of year	560,960	807,926	8,244

Segment Information

(1) Industry Segments

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
Revenues

Information & Telecommunication Systems	2,761,137	2,594,450	94	26,474
	22%	23%
Electronic Devices	1,293,517	1,151,066	89	11,746
	10%	10%
Power & Industrial Systems	3,568,151	3,310,544	93	33,781
	28%	29%
Digital Media & Consumer Products	1,504,692	1,261,501	84	12,872
	12%	11%
High Functional Materials & Components	1,875,018	1,556,886	83	15,887
	15%	14%
Logistics, Services & Others	1,271,465	1,089,971	86	11,122
	10%	9%
Financial Services	445,400	412,040	93	4,204
	3%	4%
Subtotal	12,719,380	11,376,458	89	116,086
	100%	100%
Eliminations & Corporate items	(1,492,645)	(1,376,089)	—	(14,042)
Total	11,226,735	10,000,369	89	102,045

Operating income (loss)

Information & Telecommunication Systems	116,105	176,629	152	1,802
	30%	96%
Electronic Devices	54,046	27,322	51	279
	14%	15%
Power & Industrial Systems	138,455	24,245	18	247
	35%	13%
Digital Media & Consumer Products	(109,914)	(105,563)	—	(1,077)
	(28%)	(58%)
High Functional Materials & Components	141,007	27,777	20	283
	36%	15%
Logistics, Services & Others	27,870	23,063	83	235
	7%	13%
Financial Services	25,481	10,210	40	104
	6%	6%
Subtotal	393,050	183,683	47	1,874
	100%	100%
Eliminations & Corporate items	(47,534)	(56,537)	—	(577)
Total	345,516	127,146	37	1,297

Note: Revenues by industry segment include intersegment transactions.

(2) Geographic Segments

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
Revenues

Japan

Outside customer sales	7,436,999	6,683,143	90	68,195
	55%	55%
Intersegment transactions	1,459,260	1,302,509	89	13,291
	11%	11%
Total	8,896,259	7,985,652	90	81,486
	66%	66%
Asia

Outside customer sales	1,771,600	1,542,526	87	15,740
	13%	13%
Intersegment transactions	637,719	591,611	93	6,037
	5%	5%
Total	2,409,319	2,134,137	89	21,777
	18%	18%
North America

Outside customer sales	962,267	852,100	89	8,695
	7%	7%
Intersegment transactions	123,841	121,325	98	1,238
	1%	1%
Total	1,086,108	973,425	90	9,933
	8%	8%
Europe

Outside customer sales	826,188	738,662	89	7,537
	6%	6%
Intersegment transactions	60,650	51,318	85	524
	0%	0%
Total	886,838	789,980	89	8,061
	6%	6%
Other Areas

Outside customer sales	229,681	183,938	80	1,877
	2%	2%
Intersegment transactions	39,841	8,367	21	85
	0%	0%
Total	269,522	192,305	71	1,962
	2%	2%
Subtotal	13,548,046	12,075,499	89	123,219
	100%	100%
Eliminations & Corporate items	(2,321,311)	(2,075,130)	—	(21,175)
Total	11,226,735	10,000,369	89	102,045

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
Operating income (loss)
Japan	299,632	74,370	25	759
	77%	49%
Asia	33,020	76,742	232	783
	8%	51%
North America	23,087	7,182	31	73
	6%	5%
Europe	21,575	(17,129)	—	(175)
	6%	(11%)
Other Areas	13,394	9,434	70	96
	3%	6%
Subtotal	390,708	150,599	39	1,537
	100%	100%
Eliminations & Corporate items	(45,192)	(23,453)	—	(239)
Total	345,516	127,146	37	1,297

(3) Revenues by Market

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
Japan	6,484,496	5,861,448	90	59,811
	58%	59%
Asia	2,167,171	1,911,290	88	19,503
	19%	19%
North America	1,023,713	899,550	88	9,179
	9%	9%
Europe	1,073,877	904,425	84	9,229
	10%	9%
Other Areas	477,478	423,656	89	4,323
	4%	4%
Outside Japan	4,742,239	4,138,921	87	42,234
	42%	41%
Total	11,226,735	10,000,369	89	102,045
	100%	100%

Per Share Information

	The years ended March 31
	2008	2009	2009
	(Yen)	(Yen)	(U.S. Dollars)
Stockholders’ equity per share	652.95	315.86	3.22
Net income (loss) per share
Basic	(17.48)	(236.86)	(2.42)
Diluted	(17.77)	(236.87)	(2.42)

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	The years ended March 31
	2008	2009	2009
	(Number of shares)	(Number of shares)
Weighted average number of shares on which basic net income (loss) per share is calculated	3,324,562,767	3,323,996,973
Effect of dilutive securities:
Stock options	122,257	0

Number of shares on which diluted net income (loss) per share is calculated	3,324,685,024	3,323,996,973

	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars)
Net income (loss) applicable to common stockholders	(58,125)	(787,337)	(8,034)
Effect of dilutive securities:
Other	(948)	(8)	(0)

Net income (loss) on which diluted net income (loss) per share is calculated	(59,073)	(787,345)	(8,034)

Unconsolidated Financial Statements Summary

Income Statements

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008 (A)	2009 (B)		2009
Revenues	2,807,269	2,610,055	93	26,633
Cost of sales	2,337,897	2,116,177	91	21,594
Gross Profit	469,371	493,878	105	5,040
Selling, general and administrative expenses	543,488	526,103	97	5,368
Operating income (loss)	(74,116)	(32,225)	—	(329)
Other income	87,501	292,172	334	2,981
Other deductions	59,372	55,232	93	564
Ordinary income (loss)	(45,987)	204,714	—	2,089
Extraordinary gain	84,154	5,730	7	58
Extraordinary loss	118,573	385,213	325	3,931
Income (loss) before income taxes	(80,406)	(174,767)	—	(1,783)
Current income taxes	(21,642)	(8,784)	41	(90)
Deferred income taxes	69,099	128,601	186	1,312
Net income (loss)	(127,863)	(294,584)	—	(3,006)
Basic EPS (yen and dollars)	(38.46)	(88.62)	—	(0.90)

Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2008 (A)	As of March 31, 2009 (B)		As of March 31, 2009
Current assets	1,655,690	1,881,472	225,782	19,199
(Quick assets)	1,357,921	1,663,126	305,205	16,971
(Inventories)	230,727	218,174	(12,553)	2,226
(Deferred tax assets)	67,041	171	(66,870)	2
Fixed assets	2,004,278	1,792,234	(212,044)	18,288
(Investments)	1,482,055	1,380,979	(101,075)	14,092
(Deferred tax assets)	38,716	0	(38,716)	0
(Others)	483,506	411,254	(72,252)	4,196
Total assets	3,659,968	3,673,706	13,738	37,487
Current liabilities	1,910,360	2,250,149	339,788	22,961
Fixed liabilities	752,540	759,031	6,490	7,745
(Debentures)	285,000	185,000	(100,000)	1,888
(Long-term loans)	275,533	318,146	42,613	3,246
(Deferred tax liabilities)	0	10,918	10,918	111
(Others)	192,007	244,966	52,959	2,500
Total liabilities	2,662,901	3,009,180	346,278	30,706
Net assets	997,066	664,526	(332,540)	6,781
Liabilities and net assets	3,659,968	3,673,706	13,738	37,487

###

May 12, 2009

Hitachi, Ltd.

Supplementary Information

for the Year ended March 31, 2009

1. Summary

(1) Consolidated Basis

	Fiscal 2007	Fiscal 2008		Fiscal 2009 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2008	(D)	(D)/(B)
Revenues*1	11,226.7	10,000.3	89%	4,100.0	77%	8,900.0	89%
Operating income (loss)*1	345.5	127.1	37%	(110.0)	—	30.0	24%
Percentage of revenues	3.1	1.3	—	(2.7)	—	0.3	—
Income (loss) before income taxes and minority interests*1	324.7	(289.8)	—	(220.0)	—	(170.0)	—
Income (loss) before minority interests*1	52.6	(795.1)	—	(230.0)	—	(260.0)	—
Net income (loss)*1	(58.1)	(787.3)	—	(210.0)	—	(270.0)	—
Dividend payout ratio(%)	—	—	—	—	—	—	—
Average exchange rate (yen / U.S.$)	114	101	—	95	—	95	—
Net interest and dividends*1	(4.9)	(6.0)	—	—	—	—	—

*1	Billions of yen

	As of March 31, 2008	As of March 31, 2009
Cash & cash equivalents, Short-term investments (billions of yen)	622.2	816.5
Interest-bearing debt (billions of yen)	2,531.5	2,820.1
D/E Ratio*2 (times)	0.76	1.29
Number of employees	389,752	400,129
Japan	251,702	260,677
Overseas	138,050	139,452
Number of consolidated subsidiaries (Including Variable Interest Entities)	910	943
Japan	418	403
Overseas	492	540

*2	Including minority interests

(2) Unconsolidated Basis

	Fiscal 2007	Fiscal 2008
	(A)	(B)	(B)/(A)
Revenues*1	2,807.2	2,610.0	93%
Operating income (loss)*1	(74.1)	(32.2)	—
Ordinary income (loss)*1	(45.9)	204.7	—
Net income (loss)*1	(127.8)	(294.5)	—
Average exchange rate (yen / U.S.$)	114	101	—

	As of March 31, 2008	As of March 31, 2009
Cash & cash equivalents, Short-term investments (billions of yen)	122.2	324.9
Interest-bearing debt (billions of yen)	700.8	987.9
Number of employees	40,223	40,549

2. Consolidated Revenues by Industry Segment							(Billions of yen )

	Fiscal 2007	Fiscal 2008		Fiscal 2009(Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2008	(D)	(D)/(B)
Information & Telecommunication Systems	2,761.1	2,594.4	94%	1,050.0	82%	2,350.0	91%
Electronic Devices	1,293.5	1,151.0	89%	430.0	67%	960.0	83%
Power & Industrial Systems	3,568.1	3,310.5	93%	1,380.0	81%	3,010.0	91%
Digital Media & Consumer Products	1,504.6	1,261.5	84%	520.0	75%	1,090.0	86%
High Functional Materials & Components	1,875.0	1,556.8	83%	580.0	63%	1,240.0	80%
Logistics, Services & Others	1,271.4	1,089.9	86%	460.0	80%	960.0	88%
Financial Services	445.4	412.0	93%	160.0	84%	320.0	78%
Eliminations & Corporate items	(1,492.6)	(1,376.0)	—	(480.0)	—	(1,030.0)	—
Total	11,226.7	10,000.3	89%	4,100.0	77%	8,900.0	89%

3. Consolidated Operating Income (Loss) by Industry Segment							(Billions of yen )

	Fiscal 2007	Fiscal 2008		Fiscal 2009(Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2008	(D)	(D)/(B)
Information & Telecommunication Systems	116.1	176.6	152%	14.0	19%	77.0	44%
Electronic Devices	54.0	27.3	51%	(10.0)	—	1.0	4%
Power & Industrial Systems	138.4	24.2	18%	(63.0)	—	5.0	21%
Digital Media & Consumer Products	(109.9)	(105.5)	—	(17.0)	—	(13.0)	—
High Functional Materials & Components	141.0	27.7	20%	(1.0)	—	27.0	97%
Logistics, Services & Others	27.8	23.0	83%	2.0	17%	16.0	69%
Financial Services	25.4	10.2	40%	5.0	67%	14.0	137%
Eliminations & Corporate items	(47.5)	(56.5)	—	(40.0)	—	(97.0)	—
Total	345.5	127.1	37%	(110.0)	—	30.0	24%

4. Consolidated Overseas Revenues by Industry Segment					(Billions of yen )

	Fiscal 2007	Fiscal 2008		Fiscal 2009(Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	980.6	905.1	92%
Electronic Devices	498.8	461.6	93%
Power & Industrial Systems	1,455.4	1,290.6	89%
Digital Media & Consumer Products	626.1	544.3	87%
High Functional Materials & Components	657.6	544.8	83%
Logistics, Services & Others	460.6	340.5	74%
Financial Services	62.7	51.7	83%
Total	4,742.2	4,138.9	87%	3,560.0	86%

5. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)

	Fiscal 2007	Fiscal 2008
	(A)	(B)	(B)/(A)
Overseas production (billions of yen)	2,659.1	2,409.5	91%
Percentage of revenues	24	24	—
Percentage of overseas revenues	54	58	—

6. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

(Billions of yen)

	Fiscal 2007	Fiscal 2008		Fiscal 2009(Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	103.5	65.0	63%
Electronic Devices	26.4	30.6	116%
Power & Industrial Systems	163.0	175.8	108%
Digital Media & Consumer Products	91.6	43.2	47%
High Functional Materials & Components	106.6	104.3	98%
Logistics, Services & Others	38.5	31.4	82%
Financial Services	495.3	361.5	73%
Eliminations & Corporate items	(56.2)	(23.6)	—
Total	969.0	788.4	81%	620.0	79%
Internal use Assets	512.4	424.0	83%	290.0	68%
Leasing Assets	456.6	364.4	80%	330.0	91%

7. Consolidated Depreciation by Industry Segment	(Billions of yen	)

	Fiscal 2007	Fiscal 2008		Fiscal 2009(Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	111.8	96.5	86%
Electronic Devices	36.0	33.1	92%
Power & Industrial Systems	117.4	121.4	103%
Digital Media & Consumer Products	59.1	46.9	79%
High Functional Materials & Components	81.0	81.8	101%
Logistics, Services & Others	25.0	26.9	108%
Financial Services	108.4	69.7	64%
Eliminations & Corporate items	2.5	2.1	87%
Total	541.4	478.7	88%	450.0	94%
Internal use Assets	417.2	392.2	94%	370.0	94%
Leasing Assets	124.2	86.5	70%	80.0	92%

8. Consolidated R&D Expenditure by Industry Segment	(Billions of yen	)

	Fiscal 2007	Fiscal 2008		Fiscal 2009(Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	155.2	154.8	100%
Electronic Devices	46.7	44.8	96%
Power & Industrial Systems	110.4	114.7	104%
Digital Media & Consumer Products	37.0	30.6	83%
High Functional Materials & Components	50.7	50.9	100%
Logistics, Services & Others	4.6	3.0	65%
Financial Services	1.2	0.2	23%
Corporate items	22.0	17.2	78%
Total	428.1	416.5	97%	395.0	95%
Percentage of revenues (%)	3.8	4.2	—	4.4	—

9. Consolidated Balance Sheets by Financial and Non-Financial Services

(Billions of yen)

	As of March 31, 2008	As of March 31, 2009		As of March 31, 2008	As of March 31, 2009
Assets			Liabilities and Stockholders’ equity
Manufacturing, Services and Others			Manufacturing, Services and Others
Cash and cash equivalents	504.1	743.3	Short-term debt	958.8	1,459.0
Short-term investments	60.2	2.4	Trade payables	1,634.4	1,202.2
Trade receivables	2,126.4	1,680.4	Long-term debt	950.6	839.8
Inventories	1,441.5	1,456.6	Other liabilities	2,742.2	2,894.1
Investments and advances	929.5	603.0	Total	6,286.2	6,395.2
Property, plant and equipment	2,284.3	2,178.3	Financial Services
Other assets	1,995.2	1,670.4	Short-term debt	762.6	937.4
Total	9,341.5	8,334.8	Trade payables	299.2	213.6
Financial Services			Long-term debt	618.4	564.6
Cash and cash equivalents	56.6	64.5	Other liabilities	327.7	395.1
Trade receivables	709.4	713.5	Total	2,008.1	2,111.0
Investments in leases	621.4	651.0	Eliminations	(1,076.6)	(1,281.9)
Property, plant and equipment	377.1	218.6	Liabilities	7,217.7	7,224.3
Other assets	529.3	719.1
Total	2,294.0	2,366.9	Minority interests	1,142.5	1,129.4
Eliminations	(1,104.7)	(1,298.0)	Stockholders’ equity	2,170.6	1,049.9
Assets	10,530.8	9,403.7	Liabilities, Minority interests and Stockholders’ equity	10,530.8	9,403.7

10. Consolidated Statements of Operations by Financial and Non-Financial Services

(Billions of yen)

		Fiscal 2007	Fiscal 2008
Manufacturing, Services and Others	Revenues	10,973.4	9,796.8
	Cost of sales and selling, general and administrative expenses	10,649.3	9,678.3
	Operating income	324.0	118.4
Financial Services	Revenues	445.4	412.0
	Cost of sales and selling, general and administrative expenses	419.9	401.8
	Operating income	25.4	10.2
Eliminations	Revenues	(192.1)	(208.4)
	Cost of sales and selling, general and administrative expenses	(188.0)	(206.9)
	Operating income	(4.0)	(1.4)
Total	Revenues	11,226.7	10,000.3
	Cost of sales and selling, general and administrative expenses	10,881.2	9,873.2
	Operating income	345.5	127.1

Note:Figures in tables 5,9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

11. Information & Telecommunication Systems*3

(1) Revenues and Operating Income*4	(Billions of yen)

	Fiscal 2007	Fiscal 2008		Fiscal 2009 (Forecast)
	(A)	(B)	(B)/(A) X100	Six months ending September 30		Total
				(C)	(C)/six months ended Sep. 30, 2008	(D)	(D)/(B) X100
Revenues	2,761.1	2,594.4	94%	1,050.0	82%	2,350.0	91%
Software & Services	1,308.6	1,272.1	97%	523.0	86%	1,130.0	89%
Software	173.4	159.4	92%
Services	1,135.2	1,112.7	98%
Hardware	1,452.4	1,322.2	91%	527.0	79%	1,220.0	92%
Storage*5	868.7	767.6	88%
Servers*6	88.4	71.2	81%
PCs*7	48.2	36.3	75%
Telecommunication	133.3	148.4	111%
Others	313.8	298.7	95%
Operating income	116.1	176.6	152%	14.0	19%	77.0	44%
Software & Services	107.6	115.0	107%			70.0	61%
Hardware	8.4	61.5	732%			7.0	11%

*3	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2009 include the operating results of Hitachi GST for the twelve months ended December 31, 2008.
*4	Figures for each product exclude intra-segment transactions.
*5	Figures for Storage include disk array subsystems, hard disk drives, etc.
*6	Figures for Servers include general-purpose computers, UNIX servers, etc.
*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions (except Hard Disk Drives)	(Billions of yen)

	Fiscal 2007	Fiscal 2008		Fiscal 2009 (Forecast)
	(A)	(B)	(B)/(A) X100	Six months ending September 30		Total
				(C)	(C)/six months ended Sep. 30, 2008	(D)	(D)/(B) X100
Revenues	361.0	340.0	94%	142.0	80%	310.0	91%

(3) Hard Disk Drives*8*9

	Fiscal 2007	Fiscal 2008			Fiscal 2009
	(A)	Three months ended June 30	Total		Three months ending June 30
Period recorded for consolidated accounting purposes		(B)	(C)	(C)/(A) X100	(D)(Preliminary)	(D)/(B) X100
Shipment Period	Jan. 2007 to Dec. 2007	Jan. 2008 to Mar. 2008	Jan. 2008 to Dec. 2008		Jan. 2009 to Mar. 2009
Revenues
Billions of yen	653.1	146.9	573.3	88%	97.7	66%
Millions of U.S. dollars	5,563	1,415	5,574	100%	1,026	72%
Operating income(loss)
Billions of yen	(34.1)	6.7	21.4	—	(5.4)	—
Millions of U.S. dollars	(281)	65	208	—	(57)	—
Shipments (thousand units)*10	89,500	21,100	91,200	102%	19,200	91%
Consumer and Commercial
2.5-inch*11	46,300	10,500	48,200	104%	10,200	97%
3.5-inch*12	37,500	9,000	36,200	96%	7,600	85%
Servers*13	4,700	1,400	5,700	121%	1,100	80%
Emerging*14	1,000	180	1,140	114%	220	119%

*8	Figures include intra-segment transactions.
*9	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*11	Note-PCs, consumer electronics applications (2.5-inch), etc.
*12	Desktop-PCs, consumer electronics applications (3.5-inch), etc.
*13	Disk array subsystems, servers (3.5-inch), etc.
*14	Automotive (2.5-inch), etc.

12. Digital Media

Shipments of Main Products*15	(Thousand units)

	Fiscal 2007	Fiscal 2008
	(A)	(B)	(B)/(A) X100
Optical Disk Drives *16	89,000	85,000	96%
Plasma TVs *17	850	650	76%
LCD TVs	760	780	103%

*15	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
*16	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2009 include the operating results of HLDS for the twelve months ended December 31, 2008.
*17	The sum of plasma TV and plasma monitor shipments.

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Hitachi Announces Reduction of Capital Reserve and Earned Surplus Reserve

Tokyo, May 12, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that its Board of Directors has decided to submit a proposal for reduction of the capital reserve and the earned surplus reserve to its Ordinary General Meeting of Shareholders to be held on June 23, 2009.

1. Purpose of reduction of capital reserve and earned surplus reserve

In order to enable the implementation of flexible capital strategy in the future, it is proposed that the capital reserve and the earned surplus reserve be reduced and that the reduced amounts be allocated to “other capital surplus” and “other retained earnings”, respectively, in the unconsolidated balance sheet of Hitachi, Ltd. pursuant to Article 448, Paragraph 1 of the Companies Act of Japan.

2. Amount of reduction of capital reserve and earned surplus reserve

Full amount of the capital reserve of JPY 270,763,047,887 at March 31, 2009 will be reduced and allocated to “other capital surplus”. In addition, full amount of the earned surplus reserve of JPY 70,438,513,591 at March 31, 2009 will be reduced and allocated to “other retained earnings”.

3. Schedule for reduction of capital reserve and earned surplus reserve

May 12, 2009	Resolution at the Board of Directors

June 23, 2009 (planned)	Resolution at Ordinary General Meeting of Shareholders

July 24, 2009 (planned)	Deadline for submission of creditor objections

July 31, 2009 (planned)	Effective date of reduction

4. Outlook

The matter described above will have no effect on Hitachi’s operating results.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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